82-03470

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

SUPPL

22nd December, 2006

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Resolutions to be passed by Postal Ballot

We refer to our letter dated 20th November, 2006 enclosing Notice dated 30th October, 2006 seeking approval of the Members of the Company, by way of postal ballot, for offering and issuing shares under an Employee Stock Option Scheme in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956.

Intimation of completion of despatch of the said Notice, the Explanatory Statement thereto and the Postal Ballot Form, was published on 21st December, 2006 in the Kolkata editions of 'The Statesman' and 'Sambad Pratidin'. Three copies each of the newspaper clippings are enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl.: as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

THE STATESMAN THURSDAY 21 DECEMBER 2006

ITC Limited

NOTICE

Members are hereby informed that the Company on 11th December, 2006 has completed despatch of Notice under Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001 (the Rules), containing the proposed Resolutions, Explanatory Statement thereto alongwith Postal Ballot Form and postage prepaid self-addressed envelope, seeking consent of the Members for offering and issuing shares under an Employee Stock Option Scheme in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956. A Member may request for duplicate Postal Ballot Form, if so required.

The Board of Directors of the Company has appointed Mr. R. L. Auddy, Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot in a fair and transparent manner.

Members are requested to return the Postal Ballot Forms duly completed and signed so as to reach the Scrutinizer on or before the close of working hours on 10th January, 2007. In terms of Rule 5(f) of the Rules, Postal Ballot Forms received after 10th January, 2007 will be treated as if reply from such Members have not been received.

Dated: 20th December, 2006. By Order of the Board

Registered Office: B. B. Chatterjee
Virginia House Executive Vice President &
37 Jawaharlal Nehru Road Company Secretary
Kolkata 700071, India.

37, J. L. Nehru Road, KOLKATA-71
ITC Limited

ITC Limited

NOTICE

Members are hereby informed that the Company on 11th December, 2006 has completed despatch of Notice under Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001 (the Rules), containing the proposed Resolutions, Explanatory Statement thereto alongwith Postal Ballot Form and postage prepaid self-addressed envelope, seeking consent of the Members for offering and issuing shares under an Employee Stock Option Scheme in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956. A Member may request for duplicate Postal Ballot Form, if so required.

The Board of Directors of the Company has appointed Mr R. L. Auddy, Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot in a fair and transparent manner.

Members are requested to return the Postal Ballot Forms duly completed and signed so as to reach the Scrutinizer on or before the close of working hours on 10th January, 2007. In terms of Rule 5(f) of the Rules, Postal Ballot Forms received after 10th January, 2007 will be treated as if reply from such Members have not been received.

Dated: 20th December, 2006.

By Order of the Board

B. B. Chatterjee

Executive Vice President &

Company Secretary

Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700071, India.

THE STATESMAN THURSDAY 21 DECEMBER 2006

ITC Limited

NOTICE

Members are hereby informed that the Company on 11th December, 2006 has completed despatch of Notice under Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001 (the Rules), containing the proposed Resolutions, Explanatory Statement thereto alongwith Postal Ballot Form and postage prepaid self-addressed envelope, seeking consent of the Members for offering and issuing shares under an Employee Stock Option Scheme in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956. A Member may request for duplicate Postal Ballot Form, if so required.

The Board of Directors of the Company has appointed Mr R. L. Auddy, Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot in a fair and transparent manner.

Members are requested to return the Postal Ballot Forms duly completed and signed so as to reach the Scrutinizer on or before the close of working hours on 10th January, 2007. In terms of Rule 5(f) of the Rules, Postal Ballot Forms received after 10th January, 2007 will be treated as if reply from such Members have not been received.

Dated: 20th December, 2006. By Order of the Board

Registered Office: B. B. Chatterjee

Virginia House Executive Vice President &

37 Jawaharlal Nehru Road Company Secretary

Kolkata 700071, India.

37, J. L. Nehru Road, KOLKATA-71 ITC Limited

সংবাদ প্রতিদিন, বৃহস্পতিবার, ২১ ডিসেম্বর ২০০৬

ITC Limited

বিজ্ঞপ্তি

এতদ্বারা সদস্যদের জানানো যাচ্ছে যে কোম্পানি আইন, ১৯৫৬-র ১৯২ এ ধারা এবং কোম্পানিসমূহের (পোস্টাল ব্যালটে প্রস্তাব প্রেরণ) বিধিসমূহ, ২০০১ (বিধিসমূহ) অনুযায়ী সিকিউরিটিজ অ্যান্ড এক্সচেঞ্জ বোর্ড অফ ইন্ডিয়া (এমপ্লয়ী স্টক অপশন স্কিম অ্যান্ড এমপ্লয়ী স্টক পারচেজ স্কিম) নির্দেশিকা, ১৯৯৯ এবং কোম্পানি আইন, ১৯৫৬-র ৮১ (১এ) ধারার সঙ্গে সঙ্গতি রেখে এমপ্লয়ী স্টক অপশন স্কিমের অধীনে শেয়ার অফার করা ও ইস্যু করার বিষয়ে সদস্যদের সম্মতি চেয়ে এই কোম্পানি প্রস্তাবিত প্রস্তাব, ব্যাখ্যামূলক বিবৃতি (সঙ্গে সংযুক্ত) এবং নিজের নামঠিকানা লেখা ও ডাকটিকিটযুক্ত খাম সহ পোস্টাল ব্যালট সমন্বিত বিজ্ঞপ্তি পাঠানোর কাজ ১১ ডিসেম্বর, ২০০৬ তারিখে সমাপ্ত করেছে। দরকার হলে, কোনও সদস্য ডুপ্লিকেট পোস্টাল ব্যালট ফর্মের জন্য অনুরোধ করতে পারেন।

এই কোম্পানির পরিচালন পর্ষদ ন্যায়সঙ্গত ও স্বচ্ছভাবে পোস্টাল ব্যালট নির্বাচন প্রক্রিয়া পরিচালনা করার জন্য সিনিয়র সলিসিটর শ্রী সুধার এল. আড্ডিকে স্ক্রুটিনাইজার নিযুক্ত করেছে।

যথাযথভাবে পূরণ করা ও স্বাক্ষরিত পোস্টাল ব্যালট ফর্ম স্ক্রুটিনাইজারের কাছে ১০ জানুয়ারী, ২০০৭ তারিখ বা তার আগে অফিসের কাজের সময়ের মধ্যে ফেরৎ পাঠানোর জন্য সদস্যদের অনুরোধ জানানো হচ্ছে। বিধিসমূহের ৫ (এফ) বিধি অনুযায়ী ১০ জানুয়ারী, ২০০৭ তারিখের পরে পোস্টাল ব্যালট ফর্ম পেলে সেক্ষেত্রে সেই সব সদস্যদের কাছ থেকে কোনও উত্তর পাওয়া যায়নি বলে গণ্য হবে।

তারিখঃ ২০ ডিসেম্বর, ২০০৬ বোর্ডের আদেশানুসারে

রেজিস্টার্ড অফিসঃ বি.বি. চ্যাটার্জি

ভার্জিনিয়া হাউস এক্সিকিউটিভ ভাইস প্রেসিডেন্ট

৩৭, জওহরলাল নেহেরু রোড ও কোম্পানি সেক্রেটারি

কলকাতা ৭০০০৭১, ভারত

ITC Limited

সংবাদ প্রতিদিন, বৃহস্পতিবার, ২১ ডিসেম্বর ২০০৬

ITC Limited

বিজ্ঞপ্তি

এতদ্বারা সদস্যদের জানানো যাচ্ছে যে কোম্পানি আইন, ১৯৫৬-র ১৯২ এ ধারা এবং কোম্পানিসমূহের (পোস্টাল ব্যালটে প্রস্তাব প্রেরণ) বিধিসমূহ, ২০০১ (বিধিসমূহ) অনুযায়ী সিকিউরিটিজ অ্যান্ড এক্সচেঞ্জ বোর্ড অফ ইন্ডিয়া (এমপ্লয়ী স্টক অপশন স্কিম অ্যান্ড এমপ্লয়ী স্টক পারচেজ স্কিম) নির্দেশিকা, ১৯৯৯ এবং কোম্পানি আইন, ১৯৫৬-র ৮১ (১এ) ধারার সঙ্গে সঙ্গতি রেখে এমপ্লয়ী স্টক অপশন স্কিমের অধীনে শেয়ার অফার করা ও ইস্যু করার বিষয়ে সদস্যদের সম্মতি চেয়ে এই কোম্পানি প্রস্তাবিত প্রস্তাব, ব্যাখ্যামূলক বিবৃতি (সঙ্গে সংযুক্ত) এবং নিজের নামঠিকানা লেখা ও ডাকটিকিটযুক্ত খাম সহ পোস্টাল ব্যালট সম্বলিত বিজ্ঞপ্তি পাঠানোর কাজ ১১ ডিসেম্বর, ২০০৬ তারিখে সমাপ্ত করেছে। দরকার হলে, কোনও সদস্য ডুপ্লিকেট পোস্টাল ব্যালট ফর্মের জন্য অনুরোধ করতে পারেন।

এই কোম্পানির পরিচালন পর্ষদ ন্যায়সঙ্গত ও স্বচ্ছভাবে পোস্টাল ব্যালট নির্বাচন প্রক্রিয়া পরিচালনা করার জন্য সিনিয়র সলিসিটর শ্রীকুমার এল. আড্ডিকে স্ক্রুটিনাইজার নিযুক্ত করেছে।

যথাযথভাবে পূরণ করা ও স্বাক্ষরিত পোস্টাল ব্যালট ফর্ম স্ক্রুটিনাইজারের কাছে ১০ জানুয়ারী, ২০০৭ তারিখ বা তার আগে অফিসের কাজের সময়ের মধ্যে ফেরৎ পাঠানোর জন্য সদস্যদের অনুরোধ জানানো হচ্ছে। বিধিসমূহের ৫ (এক) বিধি অনুযায়ী ১০ জানুয়ারী, ২০০৭ তারিখের পরে পোস্টাল ব্যালট ফর্ম পেলে সেক্ষেত্রে সেই সব সদস্যদের কাছ থেকে কোনও উত্তর পাওয়া যায়নি বলে গণ্য হবে।

তারিখঃ ২০ ডিসেম্বর, ২০০৬ — বোর্ডের আদেশানুসারে
রেজিস্টার্ড অফিসঃ — বি.বি. চ্যাটার্জি
ভার্জিনিয়া হাউস — এক্সিকিউটিভ ভাইস প্রেসিডেন্ট
৩৭, জওহরলাল নেহেরু রোড — ও কোম্পানি সেক্রেটারি
কলকাতা ৭০০০৭১, ভারত

37, J.L. Nehru Road, KOLKATA-71
ITC Limited

ITC Limited

বিজ্ঞপ্তি

এতদ্বারা সদস্যদের জানানো যাচ্ছে যে কোম্পানি আইন, ১৯৫৬-র ১৯২এ ধারা এবং কোম্পানিসমূহের (পোস্টাল ব্যালটে প্রস্তাব প্রেরণ) বিধিসমূহ, ২০০১ (বিধিসমূহ) অনুযায়ী সিকিউরিটিজ অ্যান্ড এক্সচেঞ্জ বোর্ড অফ ইন্ডিয়া (এমপ্লয়ী স্টক অপশন স্কিম অ্যান্ড এমপ্লয়ী স্টক পারচেজ স্কিম) নির্দেশিকা, ১৯৯৯ এবং কোম্পানি আইন, ১৯৫৬-র ৮১ (১এ) ধারার সঙ্গে সঙ্গতি রেখে এমপ্লয়ী স্টক অপশন স্কিমের অধীনে শেয়ার অফার করা ও ইস্যু করার বিষয়ে সদস্যদের সম্মতি চেয়ে এই কোম্পানি প্রস্তাবিত প্রস্তাব, ব্যাখ্যামূলক বিবৃতি (সঙ্গে সংযুক্ত) এবং নিজের নামঠিকানা লেখা ও ডাকটিকিটযুক্ত খাম সহ পোস্টাল ব্যালট সমন্বিত বিজ্ঞপ্তি পাঠানোর কাজ ১১ ডিসেম্বর, ২০০৬ তারিখে সমাপ্ত করেছে। দরকার হলে, কোনও সদস্য ডুপ্লিকেট পোস্টাল ব্যালট ফর্মের জন্য অনুরোধ করতে পারেন।

এই কোম্পানির পরিচালন পর্ষদ ন্যায়সঙ্গত ও স্বচ্ছভাবে পোস্টাল ব্যালট নির্বাচন প্রক্রিয়া পরিচালনা করার জন্য সিনিয়র সলিসিটর শ্রীকুমার এল আড্ডিকে স্ক্রুটিনাইজার নিযুক্ত করেছে।

যথাযথভাবে পূরণ করা ও স্বাক্ষরিত পোস্টাল ব্যালট ফর্ম স্ক্রুটিনাইজারের কাছে ১০ জানুয়ারী, ২০০৭ তারিখ বা তার আগে অফিসের কাজের সময়ের মধ্যে ফেরৎ পাঠানোর জন্য সদস্যদের অনুরোধ জানানো হচ্ছে। বিধিসমূহের ৫ (এফ) বিধি অনুযায়ী ১০ জানুয়ারী, ২০০৭ তারিখের পরে পোস্টাল ব্যালট ফর্ম পেলে সেক্ষেত্রে সেই সব সদস্যদের কাছ থেকে কোনও উত্তর পাওয়া যায়নি বলে গণ্য হবে।

তারিখঃ ২০ ডিসেম্বর, ২০০৬
রেজিস্টার্ড অফিসঃ
ভার্জিনিয়া হাউস
৩৭, জওহরলাল নেহেরু রোড
কলকাতা ৭০০০৭১, ভারত

বোর্ডের আদেশানুসারে
বি.বি. চ্যাটার্জি
এক্সিকিউটিভ ভাইস প্রেসিডেন্ট
ও কোম্পানি সেক্রেটারি

37, J.L. Nehru Road, KOLKATA-71 ITC Limited